02 JAN 22 AM 8:34

SELFRIDGES&Co

Our Ref. 50005

The Securities & Exchange Commission
Office of International Corporation Finance
450 Fifth Street NW
Washington DC 20549
U S A



02002559

SUPPL

19th December 2001

Dear Sirs

Re: Selfridges File No: 82-4818

Please find enclosed a copy of a recent announcement made to the London Stock Exchange on 18th December 2001.

Yours faithfully

Ann Shrimpton
Company Secretary's Office

PROCESSED
FEB 14 2002
THOMSON FINANCIAL

Encs.


London STOCK EXCHANGE

View Announcement

status list

Announcement Details

Company	Headline	Embargo	Last Upda
Selfridges PLC	Holding in Company		14:28 18 Dec

Full Announcement Text

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) Name of company

Selfridges plc

2) Name of shareholder having a major interest

Schroder Investment Management Limited

in respect of its interest as investment managers and as parent company of Schr
Trusts Limited and any interest that company has and on behalf of Schroders plc
company of Schroder Investment Management Limited.

3) Please state whether notification indicates that it is in respect of
holding of the shareholder named in 2 above or in respect of a
non-beneficial interest or in the case of an individual holder if it is a
holding of that person's spouse or children under the age of 18

4) Name of the registered holder(s) and, if more than one holder, the
number of shares held by each of them

Chase Nominees Limited - 1,597,924

Schroder Nominees Limited - 6,971,036

BT Globenet Nominees Limited A/C 6B - 1,200,000

Chase Manhattan Bank - 273,500

Chase Nominees Limited - 466,500

HSBC Global Custody Nominee (UK) Ltd - 406,986

HSBC Global Custody Nominee (UK) Ltd A/C 771401 - 26,000

MSS Nominees Limited A/C 809797 - 267,759

MSS Nominees Limited A/C 809803 - 69,455

MSS Nominees Limited A/C 809955 - 198,000

MSS Nominees Limited A/C 831286 - 1,443,621

Nortrust Nominees Limited - 1,120,123

Network Nominees (six) Limited - 1,141,877

Nortrust Nominees Limited A/C SRC13 - 70,000

Nutraco Nominees Limited - 45,000

Nutraco Nominees Limited A/C GWPPMPS - 100,000

RBSTB Nominees Ltd A/C AAUKPS - 136,000

RBSTB Nominees Ltd A/C ESPSBEB - 233,000

5) Number of shares/amount of stock acquired

Not Known

6) Percentage of issued class

N/A

7) Number of shares/amount of stock disposed

N/A

8) Percentage of issued class

N/A

9) Class of security

Ordinary Shares of 25p each

10) Date of transaction

Not Known

11) Date company informed

18th December 2001

12) Total holding following this notification

15,766,781

13) Total percentage holding of issued class following this notification

10.26%

14) Any additional information

15) Name of contact and telephone number for queries

Alan Camplin-Smith - 020 7318 3018

16) Name and signature of authorised company official responsible for making this notification

Alan Camplin-Smith, Secretary

Date of notification ..18th December 2001

END


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